AMARILLO BIOSCIENCES, INC.
4134 Business Park Drive
Amarillo, TX 79110

June 9, 2008

EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler, Assistant Director

Re:         Amarillo Biosciences, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 6, 2008
File No. 333-150421

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Amarillo Biosciences, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 9:30am, Eastern Time, on June 12, 2008, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amarillo Biosciences, Inc.

By: /s/ Joseph M. Cummins
Name: Joseph M. Cummins
Title: Chief Executive Officer